MATERIAL CHANGE REPORT

1.	Name and address of Company

The Flowr Corporation (the “Corporation”)
100 Allstate Parkway
Suite 201
Markham, ON L3R 6H3

2.	Date of Material Change

September 21, 2018

3.	News Release

A press release disclosing the material change was disseminated on September 21, 2018, through Globe Newswire and was subsequently filed on SEDAR.

4.	Summary of Material Change

On September 21, 2018, The Flowr Corporation (formerly The Needle Capital Corp.) announced the completion of its previously announced qualifying transaction (the “Transaction”) under the policies of the TSX Venture Exchange (the “TSXV”) as well as the previously announced $35,900,104 brokered and non-brokered subscription receipt offering. The Transaction was structured as a three-cornered amalgamation, pursuant to which the Ontario private company named The Flowr Corporation (the “Predecessor Flowr”) amalgamated with 2652253 Ontario Inc. The amalgamated entity, named The Flowr Group Inc., is a wholly-owned subsidiary of the Corporation.

5.	Full Description of Material Change

On September 21, 2018, the Corporation announced the completion of the previously announced Transaction under the policies of the TSXV as well as the satisfaction of all of the escrow release conditions of the previously completed $35,900,104 non-brokered and brokered private placement. In connection with the Transaction, Predecessor Flowr amalgamated with 2652253 Ontario Inc. to establish a new entity named The Flowr Group Inc. which is a wholly-owned subsidiary of the Corporation.

The Corporation received conditional approval for the Transaction from the TSXV on September 12, 2018, and the Corporation’s common shares commenced trading on the TSXV under the symbol “FLWR” on September 26, 2018. As previously announced, Predecessor Flowr completed a non-brokered and a brokered private placement of subscription receipts for gross proceeds $35,900,104 led by a syndicate of agents co-led by Clarus Securities Inc. and Eight Capital and including Sprott Capital Partners, Echelon Wealth Partners Inc. and Industrial Alliance Securities Inc. (the “Financing”). In connection with the completion of the Transaction, each subscription receipt was automatically exchanged for one common share of the Predecessor Flowr.

Prior to the completion of the Transaction, the Corporation consolidated its common shares (each a “Share” and collectively, the “Shares”) on the basis of one (1) post-consolidation Share for every thirteen (13) pre-consolidation Share. The consolidation was approved by the shareholders of the Corporation at its annual and special meeting of shareholders held on April 13, 2018.

Following completion of the Transaction, the holders of securities of the Predecessor Flowr, received on substantially the same terms, an equal number of securities, in the capital of the Corporation in exchange for their equivalent outstanding securities of Predecessor Flowr. Following the completion of the Transaction, the former shareholders of Predecessor Flowr (including those investors under the Financing) hold a significant majority of the outstanding Shares. There are currently 86,282,864 Shares outstanding following completion of the Transaction and Financing. For additional information about the Corporation and the Transaction, please refer to the filing statement dated September 19, 2018 (the “Filing Statement”) which has been filed on the Corporation’s profile on SEDAR (www.sedar.com). Pursuant to the terms of a surplus security escrow agreement dated September 20, 2018 among the Corporation, Computershare Investor Services Inc., as escrow agent, and certain securityholders of the Corporation, an aggregate of 52,271,194 Shares have been placed in escrow, whereby 10% of such securities will be released immediately upon the issuance of the TSXV bulletin evidencing final acceptance of the Transaction, with the balance to be released in three tranches of 20%, 30% and 40% every six months thereafter. In addition, 15,284,582 Shares are subject to a four month hold period in accordance with the policies of TSXV, whereby 20% of such securities will be released upon closing of the Transaction, with the balance to be released in four equal tranches of 20% every month thereafter.

Thomas Flow Investments Inc., governed by the laws of Canada and owned by Thomas Flow (a director and employee of the Corporation), on a fully diluted basis owns 26,025,000 of Resulting Issuer Shares, which is 18.2% of the total issued and outstanding Shares. Core Flow Canada Holdings Inc., governed by the laws of New York and controlled by Steve Klein (a director of the Corporation), on a fully diluted basis, owns 49,419,014 Shares, which is 34.6% of the total issued and outstanding Shares.

In connection with the Transaction, the Corporation completed a continuance from the province of Alberta to the province of Ontario. The continuance was approved by the shareholders of the Corporation at its annual and special meeting of shareholders held on April 13, 2018.

Further details of the Transaction are described in the Corporation’s press release attached hereto as Schedule “A”, which press release is incorporated by reference herein.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Executive Officer

For further information, please contact Alexander Dann, 905-940-3993 ext. 1503

9.	Date of Report

This material change report is dated September 26, 2018.

SCHEDULE “A”

PRESS RELEASE

THE FLOWR CORPORATION/ THE NEEDLE CAPITAL CORP. ANNOUNCE COMPLETION OF THE QUALIFYING TRANSACTION

Toronto, ON, Canada, Sept. 21, 2018 (GLOBE NEWSWIRE) -- The Flowr Corporation (“Flowr” or the “Company”) and The Needle Capital Corp. (“Needle”) are pleased to announce the completion of the previously-announced qualifying transaction under the policies of the TSX Venture Exchange (the “TSXV”).

Pursuant to a business combination agreement entered into between Needle, Flowr and 2652253 Ontario Inc. ("Subco") as of August 27, 2018, as amended, Needle and Flowr completed a transaction that resulted in a reverse takeover of Needle by the shareholders of Flowr (the “Transaction”) to ultimately form the resulting issuer (the “Resulting Issuer”). The Transaction also provides for the exchange, into common shares of the Resulting Issuer (the “Resulting Issuer Shares”), of the subscription receipts issued in connection with Flowr’s previously-announced $35,900,104 non-brokered private placement and brokered private placement co-led by Clarus Securities Inc. and Eight Capital on behalf of a syndicate of agents (the “Financing”).

Flowr and Needle received conditional approval for the Transaction from the TSXV on September 12, 2018 and the Resulting Issuer Shares are expected to commence trading on the TSXV under the symbol “FLWR” on September 26, 2018.

“Management and the Board of Directors are extremely pleased with the successful completion of our recent Financing, and we look forward to having Flowr trading on the TSXV,” said Founder and President Tom Flow. “We have been harvesting at our Kelowna facility since April, and recently received our sales license from Health Canada. Over the next few months we look forward to introducing our products to both the medical community and the upcoming adult-use market while continuing to ramp up production in Kelowna. With the team we’ve assembled and the facility we’re building, we feel poised to become a premier player in the cannabis space.”

CEO Vinay Tolia added: “Our mission is to provide the highest quality cannabis in the world. Tom Flow has been a leader in this industry since it began and there’s no one equal at constructing and operating cultivation facilities. My partners and I founded this company with Tom and along with him we are the largest shareholders because we believe in this company’s future.”

The Transaction

Immediately prior to the completion of the Transaction, Needle filed articles of amendment to: (a) change its name from “The Needle Capital Corp.” to “The Flowr Corporation”; and (b) consolidate its share capital on the basis of one post-consolidation share for each 13 pre-consolidation shares.

The Transaction was structured as a three-cornered amalgamation pursuant to which Flowr amalgamated with Subco to form an amalgamated entity, named The Flowr Group Inc. In addition to the Needle common shares, options and agent’s warrants currently outstanding, the Transaction involved the issuance of 85,692,095 Resulting Issuer Shares (including the Resulting Issuer Shares issued in connection with the Financing). In addition, the Resulting Issuer issued Resulting Issuer stock options and Resulting Issuer broker warrants, in exchange for the outstanding Flowr stock options; and broker warrants, respectively.

As previously announced, Flowr completed the Financing for 13,807,734 subscription receipts and gross proceeds of $35,900,104. In connection with the completion of the Transaction, each subscription receipt issued pursuant to the Financing was automatically exchanged for one Resulting Issuer Share in the capital of the Resulting Issuer.

Following the completion of the Transaction, there are 86,245,945 Resulting Issuer Shares outstanding in the capital of the Resulting Issuer.

Upon closing of the Transaction, the members of Needle’s board resigned and were replaced with the members of the Flowr board of directors, being Tom Flow, Steve Klein, David Miller, Lyle Oberg, Rishi Shah and David Towill. In addition, all officers of Needle resigned at Closing, and the following officers were appointed: (i) Vinay Tolia as Chief Executive Officer; (ii) Tom Flow as President; (iii) Alex Dann as Chief Financial Officer; (iv) David Ralston as Chief Operating Officer; and (v) David Miller as Corporate Secretary.

The Transaction remains subject to the final approval of the TSX Venture Exchange.

About The Flowr Corporation

Flowr, through its subsidiaries, is a vertically-integrated Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, B.C., Flowr builds and operates large-scale, GMP compliant cultivation facilities utilizing their own patented growing systems. Flowr’s investment in research and development ensures that its master growers are able to supply patients with consistent, high-quality medicinal cannabis. With a sense of craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the upcoming adult-use market.

Website: flowr.ca

Further Information

For further information regarding the Transaction, please refer to the filing statement of Needle and The Flowr Corporation dated as of September 17, 2018, available on SEDAR at www.sedar.com. Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities Flowr should be considered highly speculative.

The TSXV has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Forward-Looking Information

This press release contains forward-looking information based on current expectations. Statements about the closing of the Transaction, the commencement of trading and the parties' ability to receive necessary approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that the Transaction will be completed on the terms described above. Flowr assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.